SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated August 23, 2018, the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Net Result	In thousands of ARS
	06/30/18	06/30/17
Net Result
Loss attributable to:
Controlling company’s shareholders	15,099,936	3,260,476
Non-controlling interest	556,087	117,038

2. Shareholders’ Equity	In thousands of ARS
	06/30/18	06/30/17
Capital stock	126,014	126,014
Comprehensive adjustment of capital stock and treasury shares	69,381	69,381
Additional paid in capital	444,226	444,226
Legal reserve	39,078	39,078
Reserve for future dividends	-	356,598
Reserve Resolution CNV 609/12	2,700,192	2,700,192
Special reserve	2,627,076	-
Changes in non controlling interest	(19,784)	(19,770)
Retained earnings	30,578,832	18,429,374
		-
Total attributable to controlling company’s shareholders	36,565,015	22,145,079
Non-controlling interest	1,397,872	871,169
Total Shareholders’ Equity	37,962,887	23,016,248

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 126,014,050  divided into 126,014,050 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholder is IRSA Inversiones y Representaciones S.A. with 108,801,770 shares, accounting for 86.34% of the issued capital stock The remaining 13.66% is floating in the market.

Below are the highlights for the period ended June 30, 2018:

➢
Net gain for the fiscal year 2018 reached ARS 15,656 million compared to a gain of ARS 3,378 million in FY 2017. This was mainly explained by higher results from changes in the fair value of investment properties that compensated the net financial losses generated by the currency devaluation in Argentina in the last quarter of the fiscal year.

➢
The Company’s Adjusted EBITDA reached ARS 3,161 million (USD 162 million) in the FY 2018 increasing by 21.7% compared to 2017. Adjusted EBITDA for Shopping Malls and Offices segments reached ARS 2,748 million and ARS 367 million, increasing by 24.5% y 19.1% respectively.

➢
Our shopping centers’ sales grew by 25.3% in the fiscal year 2018 and the portfolio’s occupancy rate reached 98.5%.

➢
In March 2018, we acquired a 78,000 sqm plot of land in the city of La Plata for USD 7.5 million and in July 2018, we acquired the "Maltería Hudson" property for USD 7 million. Both are destined for the future development of mixed-use projects.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: August 23, 2018